Tahra T. Wright Attorney At Law 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

May 9, 2008

Mr. Sean Donahue
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Bio Energy Holding Group Co., Ltd. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-147953

Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 31, 2008 File No. 0-25413

Dear Mr. Donahue:

On behalf of our client, China Bio Energy Holding Group Co., Ltd., a Delaware corporation (“Company”), we transmit herewith for filing with the Securities and Exchange Commission (“Commission”), pursuant to Section 6 of, and Regulation C under the Securities Act of 1933, as amended (“Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment”) to the Company’s Registration Statement on Form S-1 (No. 333-147953) (together, the “Registration Statement” ).

The Amendment responds to the comments set forth in the Staff’s letter dated May 5, 2008 (“Staff’s Letter”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Amendment.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form S-1/A

The inadequacy of our current internal financial reporting controls..., page 8

1.
We note that in your annual report you have concluded that your disclosure controls and procedures were inadequate, but that your internal control over financial reporting was effective. However, it appears that in this risk factor you discuss internal control over financial reporting and disclosure controls and procedures as if they are the same concept, and as if you reached the same conclusion regarding their effectiveness. Please revise this risk factor by discussing the two concepts separately, and by disclosing the different conclusions regarding effectiveness.

Mr. Sean Donahue Securities and Exchange Commission May 9, 2008 Page 2

The Company agrees with the Staff that the risk factor appeared to discuss internal control over financial reporting and disclosure controls and procedures as the same concept. Upon further review, the Company has realized that the risk set forth is not accurate. As disclosed in the Annual Report, the internal control over financial reporting is effective. Furthermore, as more fully discussed in response to the Staff’s comment 13, the Company has revised its Annual Report to clarify that although the Company has decided to implement a plan to take measures to strengthen its disclosure controls and procedures, such controls and procedures were effective to ensure that information required to be disclosed in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms. Accordingly, this risk factor has been removed.

Risk Factors

If we do not timely file and have declared effective the registration statement..., page 13

2.	Please quantify the amount of liquidated damages accrued as of a recent date.

The disclosure has been revised to reflect the Staff’s comment.

Selling Stockholders, page 15

3.
We note that you have added several selling shareholders since your last amendment. Please disclose how all of your selling shareholders obtained their shares. Also, advise us supplementally of the exemption relied upon in issuing the shares to the selling shareholders.

The disclosure has been revised to disclose how all of the Company’s selling stockholders obtained their shares. For all selling stockholders other than Princeton Capital Group, Sichenzia Ross Friedman Ference LLP and Alfred Schiffrin, the shares were purchased in a private sale transaction pursuant to Section 4(1) of the Securities Act. For Princeton Capital Group, Sichenzia Ross Friedman Ference LLP and Alfred Schiffrin, the shares were issued by the Company pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

Management’s Discussion and Analysis, page 20

4.	Please define “WFOE” the first time you use this acronym.

The disclosure has been revised in accordance with the Staff’s comment.

5.	We note your statement that “The 400% increase in our gasoline sales in 2006 was primarily due to...” Please disclose the numbers you used in calculating the 400% increase.

Mr. Sean Donahue Securities and Exchange Commission May 9, 2008 Page 3

The Company has corrected the disclosure to state that there was a 347% increase and has revised the disclosure in accordance with the Staff’s comments.

6.
We note your statement on page 23 that “Working capital equaled approximately $30 million at December 31, 2007, compared to $13.1 million at December 31, 2006, an increase of 129%.” Please tell us how you calculated the 129%, as it does not appear to relate to the numbers provided in the referenced sentence.

The calculation performed by the Company is as follows: $30 million minus $13.1 million, divided by $13.1 million and then multiplied by 100% equals 129%.

Business, page 27

7.
We note your response to comment 20 and reissue this comment. Please include substantially enhanced and detailed disclosure regarding the nature and terms of your contractual arrangements with Xi’an Baorun Industrial Development Co., Ltd. For example, explain in detail how the contractual agreements allow you to “secure significant rights to influence Xi’an Baorun’s business operations, policies and management, approve all matters requiring shareholder approval, and the right to receive 100% income earned by Xi’an Baorun.” Among other items, we would expect you to discuss how the shareholders were located, what compensation each receives as a result of the contract, if any, how frequently terms are changed to ensure that you obtain “100% of the income earned by Xi’an Baorun” and how the contract works in practice. We may have additional comments.

The disclosure has been revised as requested by the Staff.

Executive Compensation, page 41

8.	We note your response to comment 23 and reissue this comment. Please identify in the prospectus the “comparable peer companies” against whom you compare your executives’ base salary.

The requested disclosure has been made.

Consolidated Statements of Stockholders’ Equity, page F-5

9.
We note to record the recapitalization transaction you have recorded an adjustment to reflect the par value of the shares held by the shareholders of International Imaging Systems immediately prior to the merger. Ordinarily we would expect the entry to record the recapitalization would also require an adjustment to Additional Paid in Capital for the net assets or liabilities of the shell entity acquired.

We respectfully submit that there were no net assets acquired from International Imaging Systems in connection with the Share Exchange that required an adjustment to Additional Paid in Capital upon recapitalization.

Mr. Sean Donahue Securities and Exchange Commission May 9, 2008 Page 4

Note 1 - Organization and Description of Business, page F-7

10.
In your response to prior comment 27(e) you state that Redsky Industrial (Xi’an) Co, Ltd. (“Redsky Industrial”) is under common control with Xi’an Baorun Industrial Development Co. Ltd. (“Baorun Industrial”), although you also state that in recording the transaction, Redsky Industrial “...initially measured the assets and liabilities” of Baorun Industrial at the amounts carried in its own accounts, indicating a point other than initial measurement. Please submit further details about the ownership of these two entities prior to entering into the Redsky Contracts, which established Redsky Industrial as the primary beneficiary. It should be clear how your conclusions are consistent with the EITF 02-5 guidance for identifying entities that are under common control.

The recording of the transaction between Redsky Industrial and Baorun Industrial is at the carrying amount on the date that the Redsky Contracts became effective. As disclosed in Note 1 Redsky Industrial was a wholly foreign owned entity (“WOFE”) and a subsidiary of the Baorun China Group. Baorun Industrial is a PRC company directly owned by three shareholders. The execution and effectiveness of the Redsky Contracts established Baorun Industrial as a Variable Interest Entity (“VIE”) as defined under FIN 46(R). As a result of the Redsky Contracts, Redsky Industrial became the primary beneficiary of Baorun Industrial, the VIE. Accordingly, Redsky Industrial has appropriately carried the assets and liabilities at the carrying costs of Baorun Industrial. In Note 1, the term “common control” was not used, not is common control addressed, with regards to EITF 02-5. The Company looked at common control in the context of paragraph 19 of FIN46 (R).

The Company has revised the first sentence of the eighth paragraph of Note 1 as follows to address the Staff's comment: “The assets and liabilities of Baorun Industrial are accounted for at their carrying costs.”

Summary of Significant Accounting Policies, page F-9

Segment Reporting, page F-13

11.
You state that substantially all of your operations are conducted in one industry and you have one reportable business segment. However, in your Business section of the registration statement you state that you are engaged in two businesses: the manufacture and distribution of biodiesel products and the processing and distribution of finished oil products. You further describe the different types of oil products that you sell along with biodiesel, and describe within MD&A how these different product lines contributed to your results of operations. Please explain to us how you concluded that your product lines do not represent segments that would require you to present further disaggregated financial information under the guidance of SFAS 131. Please note for purposes of identifying reportable business segments, you may only aggregate operating segments that meet all the criteria set forth in paragraph 17 of SFAS 131. Operating segments not meeting the quantitative thresholds outlined in paragraph 18 may only be aggregated and presented as one reportable segment if the majority of aggregation criteria are met.

Mr. Sean Donahue Securities and Exchange Commission May 9, 2008 Page 5

The Company currently operates under one operating segment as outlined in paragraph 17 of SFAS 131. The economics of biodiesel and finished oil products are currently similar. The areas of similarities extend to the five criteria as presented in paragraph 17 with regards to the nature of the products and services, the nature of the production process, the types of customers for their product and services, the methods used to distribute their product or provide their services, and the nature of the Company’s regulatory environment. With regards to paragraph 18 of SFAS 131, the sale of bio-diesel is currently not generating the quantitative sales and profit to warrant segment reporting. With regards to assets, the Registrant assets are used in combination for one operating segment, that of fuel production and distribution for heavy and finished oils, gasoline, and bio-diesel.

12.
Please provide the disclosures outlined in paragraphs 37 though 39 of SFAS 131, pertaining to revenues from external customers for each of your products and services, revenues and long-lived assets according to geographic areas, and the extent of your reliance on each major customer.

The requested disclosure has been made.

Form 10-K for the fiscal year ended December 31, 2007

Controls and Procedures, page 24

13.
You state that your chief executive officer and chief accounting officer concluded that your disclosure controls and procedures were inadequate, although they were “...unaware of any compromised effectiveness in [your] reporting obligations.” Please replace these disclosures with disclosure stating specifically whether your certifying officers concluded that your disclosure controls and procedures were effective or not effective as of the end of the period covered by your report.

The disclosure has been revised as requested by the Staff. To avoid confusion, the Company would like the Staff to note, that in the Company's evaluation of disclosure controls and procedures they found that although they are currently effective for the purposes of accumulating and communicating information to be disclosed in its reports, that there are additional measures that could be implemented to assist with and to strengthen such controls and procedures now that the Company is a public company.

14.
Please revise to describe the events surrounding the determination that your disclosure controls and procedures were “inadequate”, including who identified the inadequacy (or ineffectiveness, as applicable), and when the inadequacy/ineffectiveness first began. You state that you are developing a plan that is dependent in part upon the reallocation of responsibilities and the hiring additional personnel. Disclose when these actions are to occur, and any associated material costs.

Mr. Sean Donahue Securities and Exchange Commission May 9, 2008 Page 6

The disclosure has been revised as requested by the Staff.

15.
Your disclosure related to changes in internal controls implies that you have disclosed such changes in a previous section of the annual report, and indicates that other than those changes there have been no other changes subsequent to the evaluation date. Please replace this disclosure to include a discussion of all changes in your internal control over financial reporting that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with Item 308(c) of Regulation S-K.

The disclosure has been revised to read as follows: "Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting."

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Mitchell Nussbaum by telephone at (212) 407-4159.

Sincerely,

/s/ Tahra T. Wright

Tahra T. Wright
Attorney At Law